Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company
Extendicare Inc. (“Extendicare”)
3000 Steeles Ave. East, Suite 700
Markham, Ontario
L3R 9W2

Item 2 Date of Material Change
November 4, 2004

Item 3 News Release
A press release concerning the material change was issued on November 4, 2004 through CCNMatthews and is incorporated and attached hereto as Exhibit A.

Item 4 Summary of Material Change
Extendicare announced that its wholly owned U.S. subsidiary, Extendicare Health Services, Inc. (“EHSI”), has entered into a definitive merger and acquisition agreement with Assisted Living Concepts, Inc. (“ALC”) of Dallas, Texas, providing for the acquisition of all of the outstanding shares and stock options of ALC for US$18.50 per share totalling approximately US$132 million. Total consideration for the transaction, including assumption of ALC’s debt, is expected to be approximately US$280 million. The parties are working toward closing the transaction during the early part of the first quarter of 2005.

Item 5 Full Description of Material Change
On November 4, 2004, EHSI and Alpha Acquisition, Inc. (“ALPHA”), a Nevada corporation and a wholly owned subsidiary of EHSI, entered into a Plan of Merger and Acquisition Agreement (the “Merger Agreement”) with ALC, a Nevada corporation, pursuant to which EHSI will acquire ALC.

On the terms and subject to the conditions of the Merger Agreement, Alpha will be merged with and into ALC, with ALC being the surviving corporation (the “Merger”), and each share of common stock of ALC, US$0.01 par value, issued and outstanding at the effective time of the Merger (the “Effective Time”), other than the shares for which ALC shareholders have properly demanded dissenters’ rights, will be converted into the right to receive from EHSI US$18.50 in cash. EHSI will also pay to the holders of all options to purchase ALC common stock that are outstanding at the Effective Time the excess, if any, of US$18.50 over the option exercise price per share. Total consideration for the acquisition, including the assumption of ALC debt, is expected to be approximately US$280 million.

The board of directors of EHSI, ALPHA and ALC have each approved the transactions contemplated by the Merger Agreement. Subject to applicable law and the terms of the Merger Agreement, ALC has agreed that it will not, directly or indirectly, solicit or encourage any prospective purchasers, participate in negotiations regarding an acquisition proposal, accept or enter into any agreement related to an acquisition proposal, or withdraw or modify in a manner adverse to

EHSI and ALPHA the approval of the ALC board of directors of the transactions contemplated by the Merger Agreement. The Merger Agreement provides for a break fee of US$6 million payable by ALC to EHSI and an agreement by ALC to reimburse EHSI for documented out-of-pocket fees and expenses up to a maximum amount of US$2 million if the merger does not occur in certain circumstances. Also, EHSI has agreed to reimburse ALC for documented out-of-pocket fees and expenses up to a maximum amount of US$2 million if ALC terminates the Merger Agreement in accordance with its terms. The Merger Agreement may be terminated by EHSI or ALC in accordance with its terms if closing has not occurred on or before February 28, 2005, subject to the ability of either party to extend such date by no more than 30 days on certain conditions.

The completion of the acquisition is subject to certain conditions customary to transactions of this type, including approval by ALC’s shareholders and certain regulatory approvals. The parties are working toward closing the transaction during the early part of the first quarter of 2005.

EHSI intends to finance the acquisition by using available cash-on-hand and drawing down its line of credit.

A copy of the Merger Agreement has been filed separately on SEDAR. The brief summary of the material provisions of the Merger Agreement set forth above is qualified in its entirety by reference to the Merger Agreement.

Item 6 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
This report is not being filed on a confidential basis.

Item 7 Omitted Information
None.

Item 8 Executive Officer
For further information, please contact Richard L. Bertrand, Senior Vice President and Chief Financial Officer (414-908-8555) of Extendicare Inc.

Item 9 Date of Report

DATED this 12th day of November, 2004.	(signed) “Richard L. Bertrand”
Richard L. Bertrand
Senior Vice President and Chief Financial Officer

Exhibit A

NEWS RELEASE
FOR IMMEDIATE RELEASE
 November 4, 2004

Extendicare Announces Agreement to Acquire Assisted Living Concepts

•	Significantly strengthens Extendicare’s position as a leading North American LTC Provider

•	Broadens the product portfolio of Extendicare and diversifies its customer base

•	Will be immediately accretive to earnings

MARKHAM, ONTARIO (TSX: EXE and EXE.A; NYSE: EXE.A), Extendicare Inc. and its wholly owned U.S. subsidiary, Extendicare Health Services, Inc. (EHSI), announced that EHSI has entered into a definitive merger and acquisition agreement with Assisted Living Concepts, Inc. (ALC) of Dallas, Texas (OTC. BB: ASLC) providing for the acquisition of all of the outstanding shares and stock options of ALC for US$18.50 per share totalling approximately US$132 million. Total consideration for the transaction including assumption of debt is expected to be approximately US$280 million.

ALC has a portfolio of 177 assisted living facilities, comprised of 122 owned properties and 55 leased facilities representing 6,838 units, located in 14 states; many in markets where Extendicare already operates. The portfolio is relatively new having been constructed through the mid-to-late 1990’s.

“We are very pleased to announce this accretive acquisition,” said Mel Rhinelander, President and Chief Executive Officer of Extendicare Inc. “We have been actively looking to boost our presence in the assisted living segment of senior care as it complements our existing nursing home business and provides a stable business environment, less reliant on government fiscal policy.”

EHSI intends to finance the acquisition by using available cash on hand and drawing down its line of credit. The completion of the acquisition is subject to certain conditions, including approval by ALC’s shareholders and certain customary regulatory approvals. The parties are working towards closing the transaction during the early part of the first quarter of 2005.

Extendicare, through its subsidiaries, currently operates 266 long-term care facilities across North America, with capacity for over 27,700 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 34,900 people in North America.

Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and

demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:

Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com

Visit Extendicare’s Website @ www.extendicare.com